EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2002	2001
Net sales	$552,677	$577,395

Costs and expenses:
Cost of products sold	432,453	460,208
Selling, general, and administrative expenses	55,085	56,094
Research and development	3,592	2,484
Interest expense	4,072	10,681
Other costs (income), net	1,042	(358)
Minority interest in net income	140	99

Income before income taxes	56,293	48,187

Provision for income taxes	21,400	18,500

Net income	$34,893	$29,687

Basic earnings per share of common stock	$.66	$.56

Diluted earnings per share of common stock	$.65	$.56

Cash dividends paid per share of common stock	$.26	$.25

Weighted-average common shares and common stock equivalents outstanding	53,603	52,959

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31,	December 31,
ASSETS	2002	2001
Cash	$38,320	$35,101
Accounts receivable, net	273,273	258,397
Inventories, net	263,757	259,755
Prepaid expenses and deferred charges	35,130	33,644
Total current assets	610,480	586,897

Property and equipment, net	837,841	852,720

Goodwill	365,724	333,275
Other intangible assets, net	55,164	88,614
Deferred charges and other assets	65,562	61,468
Total	486,450	483,357

TOTAL ASSETS	$1,934,771	$1,922,974

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion of long-term debt	$1,258	$3,572
Short-term borrowings	4,282	2,091
Accounts payable	177,125	173,766
Accrued salaries and wages	33,682	45,241
Accrued income and other taxes	29,148	13,512
Total current liabilities	245,495	238,182

Long-term debt, less current portion	559,863	595,249
Deferred taxes	124,979	121,979
Other liabilities and deferred credits	92,174	79,288
Total liabilities	1,022,511	1,034,698

Minority interest	4,986	2,128

Stockholders’ equity:

Common stock issued and outstanding (61,342,842 and 61,270,317 shares)	6,134	6,127
Capital in excess of par value	247,343	244,978
Retained income	963,148	942,019
Other comprehensive income (loss)	(59,007)	(56,659)
Common stock held in treasury at cost (8,401,149 and 8,400,388 shares)	(250,344)	(250,317)
Total stockholders’ equity	907,274	886,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,934,771	$1,922,974

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2002	2001
Cash flows from operating activities

Net income	$34,893	$29,687

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	29,406	31,947
Minority interest in net income	140	99
Deferred income taxes, non-current portion	3,180	2,338
Losses of unconsolidated affiliated companies	1,120	693
Tax benefits related to stock incentive programs	710	920
Loss (gain) on sale of property and equipment	279	46
Changes in working capital, net of effects of acquisitions and dispositions	(12,156)	1,915
Net change in deferred charges and credits	5,995	(966)

Net cash provided by operating activities	63,567	66,679

Cash flows from investing activities
Additions to property and equipment	(15,328)	(32,135)
Business acquisitions	62	(200)
Proceeds from sale of property and equipment	40	968
Other		(28)

Net cash used in investing activities	(15,226)	(31,395)

Cash flows from financing activities
Change in long-term debt	(30,609)	12,234
Change in short-term debt	(48)	(27,536)
Cash dividends paid	(13,764)	(13,203)
Common stock recovered from business acquisition adjustment	(27)
Stock incentive programs	(710)	(920)
Net cash used by financing activities	(45,158)	(29,425)
Effect of exchange rates on cash	36	394
Net increase in cash	3,219	6,253
Cash balance at beginning of year	35,101	28,910
Cash balance at end of period	$38,320	$35,163

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

				Accumulated
		Capital In		Other	Common	Total
(dollars in thousands, except	Common	Excess Of	Retained	Comprehensive	Stock Held	Stockholders’
per share amounts)	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity
Balance at December 31, 1999	$5,910	$181,957	$775,011	$(30,644)	$(206,339)	$725,895

Net income for 2000			130,602			130,602
Translation adjustment for 2000				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued in acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)

Balance at December 31, 2000	6,097	237,100	854,506	(49,855)	(249,091)	798,757

Net income for 2001			140,325			140,325
Translation adjustment for 2001				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock, $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	6,127	244,978	942,019	(56,659)	(250,317)	886,148

Net income for the first three months of 2002			34,893			34,893
Translation adjustment for the first three months of 2002				(2,348)		(2,348)
Total comprehensive income*						32,545
Cash dividends paid on common stock, $.26 per share			(13,764)			(13,764)
Stock incentive programs and related tax effects	7	2,365				2,372
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary company acquisition					(27)	(27)

Balance at March 31, 2002	$6,134	$247,343	$963,148	$(59,007)	$(250,344)	$907,274

*Total comprehensive income for the first three months of 2001 was $29,825.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2001.

Note 2.  New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Management believes the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  SFAS No. 144, effective for financial statements for fiscal years beginning after December 15, 2001, addresses issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The adoption of SFAS No. 144 on January 1, 2002, did not have a material impact on the Company’s financial position or results of operations.

Note 3 — Adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”

Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required for acquisitions after June 30, 2001, already applied its requirements to the purchase of Duralam, Inc. which was completed on September 7, 2001.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology.  The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit.  If the fair value exceeds the carrying value, no impairment loss would be recognized.  However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired.  The amount, if any, of the impairment would then be measured in the second step.

In connection with adopting this standard as of January 1, 2002, during the first quarter, the Company completed step one of the test for impairment, which indicated that the carrying value of each reporting unit was less than their estimated fair values, as determined utilizing various evaluation techniques including discounted cash flow and comparative market analysis.  Accordingly, step two was not required.

                Changes in the carrying amount of goodwill attributable to each reportable operating segment follows:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2001	$293,898	$39,377	$333,275

Intangible assets reclassified into goodwill at January 1, 2002	21,220	11,331	32,551

Currency translation and other adjustments	(102)		(102)

Reported goodwill balance at March 31, 2002	$315,016	$50,708	$365,724

                In connection with adopting SFAS 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate.  The components of amortized intangible assets follow:

	March 31, 2002		December 31, 2001
Intangible Asset	Gross Carrying	Accumulated	Gross Carrying	Accumulated
(in thousands)	Amount	Amortization	Amount	Amortization
Intangible assets reclassified into goodwill			35,760	(3,209)
Contract based	20,033	(3,877)	19,773	(3,331)
Technology based	42,989	(3,981)	43,071	(3,450)
Reported balance	$63,022	$(7,858)	$98,604	$(9,990)

                Amortization expense for intangible assets during the first quarter of 2002 was $1.1 million.  Estimated amortization expense for the remainder of 2002 and the five succeeding years follows:

(in millions)
2002 (remainder)	$3.2
2003	$3.8
2004	$3.8
2005	$3.8
2006	$3.7
2007	$3.6

                Actual results of operations for the three months ended March 31, 2002, and pro forma results of operations for the three months ended March 31, 2001, had we applied the nonamortization provisions of SFAS No. 142 in that period follow:

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2002	2001
Reported net income	$34,893	$29,687
Add back amortization, net of tax, for:
Goodwill		2,083
Intangible assets reclassified into goodwill		115
Adjusted net income	$34,893	$31,885

Basic earnings per share:
Reported net income	$0.66	$0.56
Goodwill amortization		0.04
Intangible assets reclassified into goodwill
Adjusted net income	$0.66	$0.60

Diluted earnings per share:
Reported net income	$0.65	$0.56
Goodwill amortization		0.04
Intangible assets reclassified into goodwill
Adjusted net income	$0.65	$0.60

Note 4  — Segments of Business

                The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended
	March 31,
Business Segments (in millions)	2002	2001
Net Sales to Unaffiliated Customers:
Flexible Packaging	$434.8	$451.3
Pressure Sensitive Materials	118.1	126.5

Intersegment Sales:
Flexible Packaging	(0.2)	(0.4)
Pressure Sensitive Materials
Total	$ 552.7	$ 577.4

Operating Profit and Pretax Profit:
Flexible Packaging	$64.1	$61.9
Pressure Sensitive Materials	5.0	4.4
Total operating profit	69.1	66.3

General corporate expenses	(8.6)	(7.3)
Interest expense	(4.1)	(10.7)
Minority interest in net income	(0.1)	(0.1)
Income before income taxes	$56.3	$48.2

Identifiable Assets:
Flexible Packaging	$1,498.6	$1,498.9
Pressure Sensitive Materials	345.9	361.9
Total identifiable assets	1,844.5	1,860.8
Corporate assets	90.3	55.0
Total	$1,934.8	$1,915.8

Note 5 - Taxes Based On Income

                The Company’s 2002 effective tax rate of 38% differs from the federal statutory rate of 35% primarily due to state and local income taxes.

Note 6 - Inventories

                The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	March 31,	December 31,
(in thousands)	2002	2001
Raw materials and supplies	$84,341	$82,210
Work in process and finished goods	197,676	192,039
Total inventories, gross	282,017	274,249
Less inventory reserves	(18,260)	(14,494)

Total inventories, net	$263,757	$259,755

Note 7 - Earnings Per Share Computations

	Three Months Ended
	March 31,
	2002	2001
Income available to common stockholders (numerator)	$34,893,000	$29,687,000
Weighted-average common shares outstanding (denominator)	52,916,656	52,803,239

Basic earnings per share of common stock	$0.66	$0.56

Dilutive effects of stock option and stock awards, net of windfall tax benefits	686,839	155,496
Weighted-average common shares and common stock equivalents outstanding (denominator)	53,603,495	52,958,735

Diluted earnings per share of common stock	$0.65	$0.56

                Certain options outstanding at March 31, 2001, totaling 832,251 shares, were not included in the computation of diluted earnings per share because they would not have had a dilutive effect at that time.